Exhibit 99.1

       CRH Medical Announces Second Quarter 2016 Results

VANCOUVER, B.C. – July 28, 2016 - CRH Medical Corporation (TSX: CRH) (NYSE MKT:CRHM) ("CRH" or the "Company"), a North American medical company that provides physicians with essential services and innovative products for the prevention and treatment of gastrointestinal diseases, today announced its unaudited interim financial results for the quarter ended June 30, 2016.  All financial results are expressed in U.S. dollars.
Q2 and YTD 2016 Financial Highlights
(All amounts in US$)

	June 30	June 30		YTD	YTD
	2016	2015	Change	2016	2015	Change
Anesthesia services	13,930,346	8,513,842	64%	25,367,087	15,970,973	59%
Product sales	2,657,195	2,367,582	12%	5,057,305	4,530,101	12%
Total Revenue	16,587,541	10,881,424	52%	30,424,392	20,501,074	48%
Operating expenses – adjusted[1]
Anesthesia services	6,158,205	3,459,879	78%	11,481,050	6,444,038	78%
Product sales	1,003,886	981,309	2%	2,002,120	1,885,495	6%
Corporate	853,273	664,758	28%	1,606,824	1,303,062	23%
Total operating expenses – adjusted[1]	8,015,364	5,105,946	57%	15,089,994	9,632,595	57%
Total operating EBITDA[1]	8,572,177	5,775,478	48%	15,334,398	10,868,479	41%
Attributable to:
Shareholders of the Company	7,053,675	5,775,478	22%	12,967,453	10,868,479	19%
Non-controlling interest	1,518,502	-	NA	2,366,945	-	NA

[1]	Non-IFRS Measure. Refer to page 5 of this document for reconciliation of reported results to non-IFRS measures.

"During the second quarter we completed three acquisitions and increased our revolving credit facility. We generated record revenue and operating EBITDA for another quarter, reinforcing our growth strategy and the financial strength of our business model," said Edward Wright, Chief Executive Officer of CRH.

Second Quarter 2016, Conference Call Notification

CRH Medical will host a telephone conference call to discuss the quarter on Thursday, July 28, 2016 at 10 am ET. The telephone numbers for the conference call are 1-866-393-4306 or (617) 826-1698.
At the call's completion, an audio replay will be available by calling 1-855-859-2056 or (404) 537-3406 and using passcode 54626461. The phone replay will be available until August 11, 2016.

Q2 and YTD 2016 Financial Results
Revenues for the three months ended June 30, 2016 were $16,587,541 compared to $10,881,424 for the three months ended June 30, 2015. Revenues for the six months ended June 30, 2016 were $30,424,392 compared to $20,501,074 for the six months ended June 30, 2015.  The increase in revenues is mainly attributable to revenue contributions from the anesthesia service providers acquired by the Company in the first, third and fourth quarters of 2015 in conjunction with additional revenues in the month of June from the Company's newly acquired anesthesia services providers:  AGAA and Community.
Revenues from anesthesia services for the three months ended June 30, 2016 were $13,930,346 compared to $8,513,842 for the three months ended June 30, 2015. Revenues from anesthesia services for the six months ended June 30, 2016 were $25,367,087 compared to $15,970,973 for the six months ended June 30, 2015. As a result of the Company's acquisitions, the periods presented are not directly comparable.
For the three and six months ended June 30, 2016 there were no changes in reimbursement rates for any of the payors related to our anesthesia business.  There was, however in the first quarter of the year, a change in the payor mix in our GAA business as a result of the renewal process that individuals and companies go through each year in selecting their plans and providers.  It is normal that there can be payor mix changes, especially due to the nature of the renewal process, and such changes can have either a positive or a negative impact.  During the second quarter, these payor mix changes continued as expected.  In the second quarter of 2016, the average revenue per case declined by 9% compared to 2015, which was offset in part by an increase in patient cases of 6%.  The impact on the six months ended June 30, 2016 was a decline of 11% in the average revenue per case year over year, which was offset in part by an increase of 8% in patient cases.  The Company's continued expansion of its anesthesia business has and is expected, in future, to mitigate the effect these kinds of changes in payor mix can have on our financial results.
Revenues from product sales for the three months ended June 30, 2016 were $2,657,195 compared to $2,367,582 for the three months ended June 30, 2015. Revenues from product sales for the six months ended June 30, 2016 were $5,057,305 compared to $4,530,101 for the six months ended June 30, 2015.  The increase in product sales is the result of the continuing successful execution of the Company's direct to physician program that provides physicians the ability to purchase our hemorrhoid banding technology, treatment protocols, marketing and operational experience. As of June 30, 2016 the Company has trained 2,290 physicians to use the O'Regan System, representing 870 clinical practices. This compares to 2,066 physicians trained, representing 767 clinical practices, as of June 30, 2015.
For the three months ended June 30, 2016, total adjusted operating expenses were $8,015,364 compared to $5,105,946 for the three months ended June 30, 2015.  For the six months ended June 30, 2016, total adjusted operating expenses were $15,089,994 compared to $9,632,595 for 2015.  The increases in adjusted operating expenses are primarily related to adjusted operating expenses in the anesthesia services business.

Anesthesia services adjusted operating expenses for the three months ended June 30, 2016 were $6,158,205, compared to $3,459,879 in the comparable period in 2015. Anesthesia services adjusted operating expenses for the six months ended June 30, 2016 were $11,481,050, compared to $6,444,038 in the first half of 2015.   Anesthesia services expenses primarily include labor related costs for certified registered nurse anesthetists and MD anesthesiologists, medical drugs and supplies, and billing and management related expenses.  The Company's first anesthesia acquisition was in the fourth quarter of 2014, with further acquisitions completed in 2015 and in 2016.  As a result, the second quarter of 2016 and first half of 2016 are not directly comparable to 2015, with the majority of the increase relating to operating expenses for acquired companies.
Product sales adjusted operating expenses for the three months ended June 30, 2016 were $1,003,886 compared to $981,309 for the comparable period in 2015.  Product sales adjusted operating expenses for the first half of 2016 were $2,002,120 compared to $1,885,495 for the comparable period in 2015. The increase in expenses compared to 2015 is a reflection of increased product cost and support resulting from increased sales.  Product sales expenses primarily include employee wages, product cost and support, marketing programs, office expenses, professional fees, and insurance. In the future, the Company expects adjusted operating expenses to increase as the Company continues to invest in activities designed to increase demand for training and use of the CRH O'Regan System.
Corporate adjusted operating expenses for the three months ended June 30, 2016 were $853,273 compared to $664,758 for the three months ended June 30, 2015.  Corporate adjusted operating expenses for the six months ended June 30, 2016 were $1,606,824 compared to $1,303,062 for the first half of 2015.  The growth in corporate expenses reflects an increase in employee related costs, professional fees and insurance, and, in general, is reflective of the additional activities incurred in support of the Company's expanded service offering.
Operating EBITDA attributable to shareholders of the Company for the three months ended June 30, 2016 was $7,053,675, an increase of $1,278,197 from 2015.  Operating EBITDA attributable to shareholders of the Company for the six months ended June 30, 2016 was $12,967,453, an increase of $2,098,974 from 2015.  The increase in Operating EBITDA is primarily a reflection of the operating EBITDA contribution from the Company's anesthesia services providers acquired in the third and fourth quarters of 2015 and in the current quarter.
Operating EBITDA attributable to non-controlling interest was $1,518,502 for the three months ended June 30, 2016.  This comprises the non-controlling interests' share of revenues of $2,346,006 and adjusted operating expenses of $827,504.  Operating EBITDA attributable to non-controlling interest was $2,366,945 for the six months ended June 30, 2016.  This comprises the non-controlling interests' share of revenues of $3,820,395 and adjusted operating expenses of $1,453,450.
Total operating EBITDA was $8,572,177 for the three months ended June 30, 2016, an increase of $2,796,699 from the second quarter of 2015.  Total operating EBITDA was $15,334,398 for the six months ended June 30, 2016, an increase of $4,465,919 from the first half of 2015.
The Company's June 30, 2016 financial report and corresponding MD&A are available on www.sedar.com and the Company's website at www.crhmedcorp.com.

About CRH Medical Corporation:

CRH Medical Corporation is a North American company focused on providing physicians with innovative services and products for the treatment of gastrointestinal diseases. In 2014, CRH acquired a full service gastroenterology anesthesia company, Gastroenterology Anesthesia Associates, LLC ("GAA"), which provides anesthesia services for patients undergoing endoscopic procedures and has complemented this acquisition with eight additional acquisitions of anesthesia companies since GAA. Anesthesia assisted endoscopies make these procedures more comfortable for patients and allow gastroenterologists to perform more procedures. The Company's goal is to establish CRH as the premier provider of innovative products and essential services to gastroenterologists throughout the United States.  The Company's product distribution strategy focuses on physician education, patient outcomes, and patient awareness. The Company's CRH O'Regan System, is a single use, disposable, hemorrhoid banding technology that is safe and highly effective in treating hemorrhoid grades I – IV.  CRH distributes the CRH O'Regan System, treatment protocols, operational and marketing expertise as a complete, turnkey package directly to physicians, allowing CRH to create meaningful relationships with the physicians it serves.

For more information, please contact:

David Matousek, Director of Investor Relations
CRH Medical Corporation
800.660.2153 x1030
dmatousek@crhmedcorp.com

Non-IFRS Measures

This press release makes reference to certain non-IFRS measures. These non-IFRS measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS, and are therefore unlikely to be comparable to similar measures presented by other companies.  When used, these measures are defined in such terms as to allow the reconciliation to the closest IFRS measure.  These measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company's results of operations from management's perspective.  Accordingly, they should not be considered in isolation nor as a substitute for analyses of the Company's financial information reported under IFRS.  Management uses non-IFRS measures such as operating expenses – adjusted and operating EBITDA to provide investors with a supplemental measure of the Company's operating performance and thus highlight trends in the Company's core business that may not otherwise be apparent when relying solely on IFRS financial measures.  Management also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers.  Management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets, and to assess its ability to meet future debt service, capital expenditure, and working capital requirements.
The non-IFRS measures are reconciled to reported IFRS figures in the tables below:
Operating EBITDA
$USD	Q2 2016	Q2 2015	YTD 2016	YTD 2015
Operating EBITDA attributable to:
Shareholders of the Company	7,053,675	5,775,478	12,967,453	10,868,479
Non-controlling interest	1,518,502	-	2,366,945	-
Total Operating EBITDA	8,572,177	5,775,478	15,334,398	10,868,479
Amortization expense	(2,925,099)	(1,459,336)	(5,400,506)	(2,861,921)
Depreciation and related expense	(29,739)	(16,997)	(44,924)	(28,980)
Stock based compensation	(289,825)	(1,145,247)	(553,559)	(1,487,939)
Acquisition expenses	(286,402)	-	(348,251)	(16,083)
Impairment of inventory	-	-	-	-
Impairment of intangible assets	-	-	-	-
Operating income	5,041,112	3,153,898	8,987,158	6,473,556

Operating expenses - adjusted
$USD	Q2 2016	Q2 2015	YTD 2016	YTD 2015

Anesthesia services operating expense – adjusted	6,158,205	3,459,879	11,481,050	6,444,038
Amortization expense	2,925,099	1,459,336	5,400,503	2,861,921
Depreciation and related expense	1,806	1,708	3,576	1,708
Stock based compensation	26,751	9,750	43,514	12,089
Acquisition expenses	286,402	-	348,252	-
Impairment of intangible asset	-	-	-	-
Anesthesia services expense	9,398,263	4,930,673	17,276,895	9,319,756

Product sales operating expense – adjusted	1,003,886	981,309	2,002,120	1,885,495
Amortization expense	-	-	-	-
Depreciation and related expense	15,019	648	15,646	1,298
Stock based compensation	98,884	79,859	182,764	215,360
Impairment of inventory	-	-	-
Product sales expense	1,117,789	1,061,816	2,200,530	2,102,153

Corporate operating expenses – adjusted	853,273	664,758	1,606,824	1,303,062
Amortization expense	-	-	-	-
Depreciation and related expense	12,914	14,641	25,704	25,974
Stock based compensation	164,190	1,055,638	327,281	1,260,490
Acquisition expenses	-	-	-	16,083
Corporate expense	1,030,377	1,735,037	1,959,809	2,605,609

Total operating expense – adjusted	8,015,364	5,105,946	15,089,994	9,632,595
Total operating expense	11,546,429	7,727,526	21,437,234	14,027,518

Forward looking statements:

Information included or incorporated by reference in this report may contain forward-looking statements.  This information may involve known and unknown risks, uncertainties, and other factors which may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements.  Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words "may," "will," "should," "expect," "anticipate," "estimate," "believe," "plan," "intend" or "project" or the negative of these words or other variations on these words or comparable terminology. Readers are cautioned regarding statements discussing profitability; growth strategies; anticipated trends in our industry; our future financing plans; and our anticipated needs for working capital. Forward looking statements in this report include statements regarding additional acquisitions, increasing revenue and operating EBITDA, continued growth of our business and leveraging our capabilities. Actual events or results may differ materially from those discussed in forward-looking statements.  There can be no assurance that the forward-looking statements currently contained in this report will in fact occur. The Company bases its forward-looking statements on information currently available to it, and assumes no obligation to update them. The Company disclaims any intent or obligations to update or revise publicly any forward-looking statements whether as a result of new information, estimates or options, future events or results or otherwise, unless required to do so by law.

Forward-looking information reflects current expectations of management regarding future events and operating performance as of the date of this document. Such information involves significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in forward-looking information, including, without limitation: our need for additional financing and our estimates regarding our capital requirements, future revenues and profitability; unfavourable economic conditions could have an adverse effect on our business; risks related to the Company's Credit Facilities; risks related to increased leverage resulting from incurring more debt; the policies of health insurance carriers may affect the amount of revenue the Company receives; our ability to successfully market and sell our products and services; we may be subject to competition and technological risk which may impact the price and amount of product we can sell and nature of services we can provide; changes that are unfavorable in the states where our operations are concentrated; our ability to and the cost of compliance with extensive existing regulation and any changes or amendments thereto; changes within the medical industry and third-party reimbursement policies and our estimates of associated timing and costs with the same; risks related to the Affordable Care Act (the "ACA") and the corresponding effect on our business; changes in key United States federal or state laws, rules, and regulations; our ability to establish, maintain and defend intellectual property rights; risks related to United States antitrust regulations; risks related to record keeping and confidentiality by our affiliated physicians; our ability to recruit and retain qualified physicians to provide our services; risks related to our affiliated physicians leaving our affiliated ASCs; our ability to enforce non-competition and other restrictive covenants in our agreements; ASCs or other customers may terminate or not renew their agreements; risks related to corporate practice of medicine and our ability to renew and maintain agreements with anesthesiologists and other contractors; our ability and forecasts of expansion and the Company's management of anticipated growth; risks related to our dependence on complex information systems; our senior management has been key to our growth and we may be adversely affected if we are unable to retain, conflicts of interest develop or we lose any key member of our senior management; risks associated with manufacture of our products and our economic dependence on suppliers; changes in the industry and the economy may affect the Company's business; risks related to the competitive nature of the medical industry; evolving regulation of corporate governance and public disclosure may result in additional corporate expenses; adverse events relating to our product or services could result in risks relating to product liability, medical malpractice, other legal claims, insurance, product recalls and other liabilities; various risks associated with legal, regulatory or investigative proceedings; risks associated with governmental investigations into marketing and other business practices; health and safety risks are intrinsic within our industry; our ability to successfully identify and complete future transactions and integrate our acquisitions; anti-takeover provisions create risks related to lost opportunities; we may not continue to attract GIs and other licensed providers to purchase and use the CRH O'Regan System or to provide our services; risks associated with the trading of our common shares on a public marketplace; risks related to adverse movements in foreign currency exchange rates; risks related to maintaining our foreign private issuer status; risks related to writing-off intangible assets; risks related to the reduction in the reimbursement of anesthesia procedure codes; changes in our effective income tax rates; risks related to our ability to manage third-party service providers; risks related to the failure of our employees and third-party contractors appropriately recording or documenting services that they provide; and risks related to criminal or civil sanctions in connection with failure to comply with privacy regulations regarding the use and disclosure of patient information.